[EAGLE BROADBAND LOGO]                                101 Courageous Drive
                                                    League City, Texas 77573
                                                      Phone: (281) 538-6000
                                                    Toll Free: (800) 628-3910
                                                       Fax: (281) 538-4730
                                                     www.eaglebroadband.com





                                October 28, 2005


Mr. Larry Spirgel, Assistant Director                       Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

         Re: Eagle Broadband, Inc. (the "Company" or "Eagle") Form S-1, filed August 26, 2005
                  Amendment No. 1 to Form S-1, filed September 1, 2005 File No.: 333-127895

Dear Mr. Spirgel:

     Please be advised that, concurrent with this response, the Company filed Amendment No. 2 to its Registration Statement on Form S-1 (the "Amendment").
A courtesy copy of the filing is enclosed herewith, together with a redline comparison to the Form S-1 filed on August 26, 2005, as amended on September 1, 2005. The following are our responses to your comment letter dated September 23, 2005. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

Form S-1, General

1. The Company has filed (or incorporated by reference) all previously omitted exhibits (with the exception of Exhibit 23.1), including Exhibit 5.1, the Opinion of Brewer & Pritchard, P.C.

2. For reasons discussed below, the Company does not believe that it is premature to register resales of the 14,875,000 shares (the "Shares") at this time. Further, for the reasons discussed below, the Company does not agree "that conditions to the private sale of securities to the selling shareholders are not complete or are still within the control of the selling shareholders."

     Interpretation No. 3S states, in part,

                  In a PIPE transaction, the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration
                  statement....There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied....The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

     On October 18, 2005, the shareholders of the Company approved the issuance of the Shares as required by the American Stock Exchange ("AMEX"). At no time between August 12, 2005 (the "Closing Date"), and October 18, 2005, did the purchasers have the right to unilaterally rescind their purchase of the Shares. The Securities Purchase Agreement ("SPA"), executed by each purchaser and the Company on or about August 12, 2005, shows that the purchasers were irrevocably bound and that the PIPE transaction is consistent with the guidelines set forth in Interpretation No. 3S.

     Closing under the SPA occurred on or about August 12, 2005, when all of the deliveries required under Section 2.2 of the SPA took place. There were no subsequent closings, nor will there be any future closings. The purchasers transferred the full amount ($4,050,000) via wire transfer on or about the Closing Date. After the closing, there were no conditions within the purchasers' control pursuant to which they may have opted to have their funds returned to them or to pay a price different than the price stipulated in the SPA. Thus, the purchasers were at market risk with respect to all of the shares being registered. Section 3.1(t) of the SPA states, in part, that "the Company will forward to each Purchaser the Shares once listing approval has been granted by the American Stock Exchange." Because the AMEX subsequently determined that shareholder approval was required for the listing of the Shares, the only condition to delivery was such approval, which clearly was not within the purchasers' control.

     The AMEX informed the Company in its August 26, 2005 letter that no votes representing the shares issued in the February, April or August 2005 offerings should be counted with respect the proposal to issue the Shares. Since the record date for voting at the October 18, 2005 shareholder meeting was July 26, 2005, none of the shares issued in the August 2005 offering were eligible to vote.

     With regard to the shares acquired by the purchasers in the February/April offering, the purchasers hold their shares in street name. Thus, it would be difficult and costly for the Company to verify whether or not any of the purchasers voted any shares purchased in the February/April offering for or against the proposal. The proposal was approved with more than 66.3 million shares voting in favor of the proposal and 15.6 million shares voting against it. The maximum amount of shares the purchasers could have voted on this proposal was approximately 22.6 million shares (the amount they purchased in the February/April offering). Based on the actual vote, the following can be assumed:

     (1) If it is assumed that the purchasers did indeed vote all of their shares in favor of the proposal (such that they are included in the total votes reflected), and the vote is adjusted to deduct all of these votes, the proposal still would have passed.

     (2) If it is assumed that the purchasers did indeed vote all of their shares in favor of the proposal, and these votes are deducted from the "for" votes and added to the "against" votes, the purchasers still could not have changed the outcome of the vote.

     (3) If it is assumed that none of the purchasers voted for or against the proposal, and these potential votes are added to the "against" votes, it is clear that the purchasers still could not have changed the outcome of the vote.

          Based on the foregoing, it is clear the purchasers could not have affected the vote one way or the other, and it is thus unnecessary to determine whether (and if so, how) the purchasers voted on this proposal.

3. As explained above, the closing on the sale of the Shares occurred on August 12, 2005. After that date, the purchasers did not have the unilateral right to rescind their purchases and they bore the market risks with respect to the ownership of the Shares. The AMEX listing was not a condition of closing (indeed, the shareholder approval requirement of listing was not contemplated at the time of closing), and for the reasons described above, the purchasers did not influence the outcome of the shareholder vote. Had the proposal been rejected or the margin of approval been smaller, the Company would have taken the steps necessary to determine whether and how the purchasers voted any shares purchased in the February/April offering and excluded such votes from the final tabulation.

Prospectus Summary, page 3

4. The Prospectus Summary has been revised to clarify that all of the Shares have been sold, the amount of proceeds received and the dates on which such proceeds were received. The issue date for the warrant to Keystone has been left blank, as we are still finalizing the form of the warrant agreement with Keystone. Other sections of the Registration Statement containing similar discussions have also been updated.

Risk Factors, page 6

5. This section has been updated to clarify that the transaction has been completed and that the funds have been received by the Company.

Experts, page 48

6. The statements regarding the incorporation of financial statements by reference have been removed.

7.   The reference to Malone & Bailey has been removed.

Where You Can Find More Information, page 48

8.   The Company has made the requested change.


Part II - Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

9. The June 2005 disclosure has been revised to include the names of the directors and former employees who received unregistered shares and the consideration received therefor. The December 2004 issuance to Jango has been revised to include the amount of debt that was satisfied. The disclosure for the October and September 2003 transactions have been revised to include the amount of consideration in those transactions.

Item 16. Exhibits, page II-4

10. This item has been revised to incorporate all previously omitted exhibits (with the exception of Exhibit 23.1). Please note that there was not a separate Securities Purchase Agreement for the April 2005 offering. On or about April 15, 2005, the purchaser in that offering joined the Securities Purchase Agreement dated February 2005 incorporated by reference as Exhibit
     10.3 to the Amendment.

11. All exhibits have been removed from the body of the Amendment and filed separately as exhibits.

     If you have any questions regarding the foregoing, please call me at (281) 538-6014.

                                                      Very truly yours,
                                                      /s/ Jeff Adams
                                                      -----------------
                                                      Jeff Adams
                                                      Corporate Counsel